EX1A-11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Offering Statement on the Form 1-A/Amendment No. 1 (File No. 024-11092) as filed with the SEC of our audit report dated March 28, 2019, with respect to the balance sheets of REMSleep Holdings, Inc. as of December 31, 2018 and 2017 and the related statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018. Our report dated March 28, 2019, relating to those financial statements, includes an emphasis of matter paragraph relating to substantial doubt as to REMSleep Holding, Inc.'s ability to continue as a going concern. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

Fruci & Associates II, PLLC

Spokane, Washington

November 26, 2019